Exhibit 99.5

KPMG LLP
Chartered Accountants
Suite 1500 Purdy’s Wharf Tower I	Telephone (902) 492-6000
1959 Upper Water Street	Telefax (902) 492-1307
Halifax NS B3J 3N2	www.kpmg.ca
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Gammon Gold Inc.

We consent to the inclusion in this annual report on Form 40-F/A (Amendment No. 2) of:

–	our auditors’ report on reconciliation to United States GAAP dated March 24, 2009, except as to the following notes to the consolidated financial statements: note 22(i), which is as of March 31, 2009, note 2, which is as of August 12, 2009 and notes 3, 4, 5, 6, 7, and 8 to the Adjusted Restated Reconciliation with United States Generally Accepted Accounting Principles, which are as of October 5, 2009.

which is contained in this annual report on Form 40-F/A (Amendment No. 2) of the Company for the year ended December 31, 2008.

Note 1 to the consolidated financial statements contains an explanatory paragraph that states that the future of the Company is dependent on its ability to raise capital, its ability to generate sufficient cash flow to make required debt repayments and fund capital expenditures, fluctuations in foreign currency exchange rates, and the market price of gold and silver. The consolidated financial statements and the Adjusted Restated Reconciliation with United States Generally Accepted Accounting Principles do not include any adjustments that might result from the outcome of that uncertainty.

As discussed in Note 2 to the consolidated financial statements, the December 31, 2008 consolidated financial statements have been restated.

/s/ KPMG LLP

Chartered Accountants

Halifax, Canada

October 7, 2009